Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Bright House Networks, LLC

Subject Company: Charter Communications, Inc.

Exchange Act File No.: 001-33664

Charter Communications to Merge with Time Warner Cable and

Acquire Bright House Networks

STAMFORD, NEW YORK and SYRACUSE, May 26, 2015 – Charter Communications, Inc. (Nasdaq: CHTR) (together with its subsidiaries “Charter”) and Time Warner Cable Inc. (NYSE: TWC) today announced that they have entered into a definitive agreement for Charter to merge with Time Warner Cable. The deal values Time Warner Cable at $78.7 billion. Charter will provide $100.00 in cash and shares of a new public parent company (“New Charter”) equivalent to 0.5409 shares of CHTR for each Time Warner Cable share outstanding. The deal values each Time Warner Cable share at approximately $195.71 based on Charter’s market closing price on May 20, or approximately $200 based on Charter’s 60-trading day volume weighted average price. In addition, Charter will provide an election option for each Time Warner Cable stockholder, other than Liberty Broadband Corporation (“Liberty Broadband”) or Liberty Interactive Corporation, who will receive all stock, to receive $115.00 of cash and New Charter shares equivalent to 0.4562 shares of CHTR for each Time Warner Cable share they own.

In addition, Charter and Advance/Newhouse Partnership (a parent of Bright House Networks, LLC) today announced that the two companies have amended the agreement which the two parties signed and announced on March 31, 2015, whereby Charter will acquire Bright House Networks (“Bright House”) for $10.4 billion. That agreement, as amended, provides for Charter and Advance/Newhouse to form a new partnership (the “Partnership”) of which New Charter will own between approximately 86% and 87% and of which Advance/Newhouse will own between approximately 13% and 14%, depending on the Time Warner Cable shareholders’ cash election option described above. The consideration to be paid to Advance/Newhouse by Charter will include common and convertible preferred units in the Partnership, in addition to $2 billion in cash. The common and convertible preferred partnership units will each be exchangeable into shares of New Charter. The Charter-Advance/Newhouse transaction is expected to close contemporaneously with the Charter-Time Warner Cable transaction.

Charter also announced today that Liberty Broadband Corporation (“Liberty Broadband”) has agreed to purchase, upon closing of the Time Warner Cable transaction, $4.3 billion of newly issued shares of New Charter at a price equivalent to $176.95 per Charter share, which represents Charter’s closing price as of May 20, 2015. As previously-announced, Liberty Broadband will also purchase, upon closing of the Charter-Advance/Newhouse transaction, $700 million of newly issued Charter shares at a price equivalent to $173.00 per Charter share.

Following the close of both the Charter-Time Warner Cable and the Charter-Advance/Newhouse transactions, and depending on the outcome of the cash election feature offered in the Charter-Time Warner Cable transaction, Time Warner Cable shareholders, excluding Liberty Broadband and its affiliates, are expected to own between approximately 40% and 44%1 of New Charter, and Advance/Newhouse is expected to own between approximately 13% and 14% of New Charter. Liberty Broadband is expected to own between approximately 19% and 20% of New Charter.

The combination of Charter, Time Warner Cable and Bright House will create a leading broadband services and technology company serving 23.9 million customers in 41 states. The announced transactions will drive investment into the combined entity’s advanced broadband network, allow for wider deployment of new competitive facilities based WiFi networks in public places, and the footprint expansion of optical networks to serve the large marketplace of small and medium sized businesses. This will result in faster broadband speeds, better video products, including more high definition channels, more affordable phone service and more competition, for consumers and businesses. The scale of the new entity will also result in greater product innovation, bringing new and advanced services to consumers and businesses, including Charter’s Spectrum Guide and World Box and other product innovations. And Charter’s commitment to superior products and outstanding customer service, and its strategy of investing in insourcing and returning offshore jobs to America, will not only benefit the combined companies’ customers, but will also enhance opportunities for employees of the new company.

“The teams at Charter, Time Warner Cable and Bright House Networks are filled with the innovators of our industry. Representatives of each of these companies have invented some of the most revolutionary communications products ever created; innovations like video on demand, VOIP phone service, remote storage DVR, cable TV through an app, downloadable security and the first backward-compatible, cloud-based user interface. That spirit of innovation will live on, and it will create real benefits and great long-term value for the customers, shareholders and employees of all three companies,” said Tom Rutledge, President and CEO of Charter Communications. “With our larger reach, we will be able to accelerate the deployment of faster Internet speeds, state-of-the-art video experiences, and fully–featured voice products, at highly competitive prices. In addition, we will drive greater competition through further deployment of new competitive facilities-based WiFi networks in public places, and the expansion of the facilities footprint of optical networks to serve the large, small and medium sized business services marketplace. New Charter will capitalize on technology to create and maintain a more effective and efficient service model. Put simply, the scale of New Charter, along with the combined talents we can bring to bear, position us to deliver a communications future that will unleash the full power of the two-way, interactive cable network.”

“With today’s announcement, we have delivered on our commitment to maximizing shareholder value,” said Robert D. Marcus, Chairman and CEO of Time Warner Cable. “This agreement recognizes the unique value of Time Warner Cable, and brings together three great companies that share a common philosophy of strong operations, great products, robust network investment and putting customers first. This combination will only accelerate the great operating momentum we’ve seen over the last year and provide enormous opportunities for our 55,000 dedicated employees. We remain wholly committed to bringing the very best experience to our residential and business customers coast to coast.”

“Today’s announcement is good news for customers and potential customers, as well as our employees, since we will be in a stronger position to deliver competitive services, invest in advanced technology, and develop innovative products that will compete with global and national brands,” said Steve Miron, Chief Executive Officer of Bright House Networks. “In addition, I am very pleased that Tom Rutledge will be the CEO of the new company. Tom recognizes the importance of placing a high priority focus on customer care drawing from the expertise of all three companies, and I believe this will be a strong pillar of the new company’s culture.”

New Charter will be led by Tom Rutledge, who will serve as President and CEO. Additionally, Mr. Rutledge will be offered a new five-year employment agreement. At the close of the transactions, New Charter’s Board of Directors will consist of 13 directors including Mr. Rutledge, who will be offered the position of Chairman. The remaining 12 directors will include seven independent directors nominated by the independent directors serving on Charter’s Board of Directors, two directors designated by Advance/Newhouse, and three directors designated by Liberty Broadband. Charter’s current Chairman since 2009, Eric Zinterhofer, will continue to serve on New Charter’s Board.

Pursuant to the agreement between Charter and Advance/Newhouse, Charter and Advance/Newhouse will form the Partnership utilizing an existing subsidiary of Charter Communications Holding Company, LLC, a subsidiary of Charter. New Charter, which will include Time Warner Cable, will contribute substantially all of its assets into the Partnership, and Advance/Newhouse will contribute all of Bright House’s assets into the Partnership. In exchange for its contribution, Advance/Newhouse will receive $5.9 billion of exchangeable common partnership units, and $2.5 billion of convertible preferred partnership units which will pay a 6% coupon. The common and convertible preferred partnership units will each be exchangeable into New Charter Class A common stock, with 34.3 million common units priced at $173.00 (the “Reference Price”) per share, as previously announced. The 10.3 million preferred partnership units will be convertible at $242.19, a 40% premium to the Reference Price. Advance/Newhouse will also receive $2 billion in cash and will receive governance rights reflecting its economic ownership in the partnership through a new class of shares at New Charter.

Upon closing of the Charter-Advance/Newhouse transaction, a new shareholder’s agreement (the “Shareholder’s Agreement”) with Advance/Newhouse and Liberty Broadband will become effective. Under the new agreement, Advance/Newhouse and Liberty Broadband will be granted preemptive rights, allowing each to maintain their pro rata ownership in New Charter. The Shareholder’s Agreement also provides for voting caps and required participation in buybacks at specified acquisition caps, and stipulates transfer restrictions among other shareholder governance matters. In connection with the Charter-Advance/Newhouse transaction as amended, Advance/Newhouse has agreed to grant Liberty Broadband a voting proxy on its shares, capped at 7%, for the five years following the close of the transaction, such that Liberty Broadband would have total voting power of approximately 25% at closing. The proxy excludes votes on certain matters.

The Charter-Time Warner Cable transaction is subject to approval by both Charter and Time Warner Cable shareholders, regulatory review, and other customary conditions. The Charter-Advance/Newhouse transaction is subject to several conditions, including the completion of the Time Warner Cable acquisition (subject to certain exceptions if Time Warner Cable enters into another sale transaction) and a separate vote on the Liberty transactions, and regulatory approval. The three companies expect to close the announced transactions by the end of 2015.

Goldman Sachs and LionTree Advisors are serving as lead financial advisors to Charter in connection with the Time Warner Cable transaction. Guggenheim Securities is also a financial advisor to Charter. BofA Merrill Lynch and Credit Suisse are also financial advisors to Charter, and together with Goldman Sachs and UBS Investment Bank, are leading the financing for the transaction. The law firms Wachtell, Lipton, Rosen & Katz is counsel to Charter and Kirkland & Ellis LLP is representing Charter as financing counsel.

Goldman Sachs and LionTree Advisors are serving as financial advisors to Charter in connection with the Bright House transaction. Wachtell, Lipton, Rosen & Katz is acting as counsel to Charter and Kirkland & Ellis LLP is advising Charter on financing.

Morgan Stanley, Allen & Company, Citigroup and Centerview Partners are financial advisors to Time Warner Cable and its Board of Directors, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, Latham & Watkins LLP and Skadden, Arps, Slate, Meagher & Flom LLP are legal advisors.

UBS Investment Bank is serving as exclusive financial advisor to Advance/Newhouse Partnership and Bright House Networks LLC, and Sabin, Bermant & Gould LLP and Sullivan & Cromwell LLP are acting as legal advisors.

Teleconference and Webcast for Financial Community

Charter and Time Warner Cable will host a conference call on Tuesday, May 26, 2015 at 8:00 a.m. Eastern Time (ET) related to the contents of this release.

The conference call will be webcast live via Charter’s website at ir.charter.com and Time Warner Cable’s website at twc.com/investors.

Those participating via telephone should dial 866-919-0894 no later than 10 minutes prior to the call. International participants should dial 706-679-9379. The conference ID code for the call is 54712821. A replay of the call will be available at 855-859-2056 or 404-537-3406 beginning two hours after the completion of the call through the end of business on June 26, 2015. The conference ID code for the replay is 54712821.

[1]	Legacy Time Warner Cable shareholder stake in New Charter excludes Liberty Broadband Corporation’s current share ownership in Time Warner Cable.

About Charter

Charter (NASDAQ: CHTR) is a leading broadband communications company and the fourth-largest cable operator in the United States. Charter provides a full range of advanced broadband services, including advanced Charter Spectrum TV® video entertainment programming, Charter Spectrum Internet® access, and Charter Spectrum Voice®. Spectrum Business similarly provides scalable, tailored, and cost-effective broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, business telephone, video and music entertainment services, and wireless backhaul. Charter’s advertising sales and production services are sold under the Charter Media® brand. More information about Charter can be found at charter.com.

About Time Warner Cable

Time Warner Cable Inc. (NYSE: TWC) is among the largest providers of video, high-speed data and voice services in the United States, connecting 15 million customers to entertainment, information and each other. Time Warner Cable Business Class offers data, video and voice services to businesses of all sizes, cell tower backhaul services to wireless carriers and enterprise-class, cloud- enabled hosting, managed applications and services. Time Warner Cable Media, the advertising sales arm of Time Warner Cable, offers national, regional and local companies innovative advertising solutions. More information about the services of Time Warner Cable is available at www.twc.com, www.twcbc.com and www.twcmedia.com.

About Bright House Networks

Bright House Networks is the sixth largest owner and operator of cable systems in the U.S. and the second largest in Florida, with technologically advanced systems located in five states including Florida, Alabama, Indiana, Michigan and California and two of the top 20 DMAs. Bright House Networks serves approximately 2.5 million customers who subscribe to one or more of its video, high-speed data, home security and automation and voice services. Bright House Networks Business Solutions offers a strong portfolio of video, voice, data, and cloud-based solutions to the small and medium business segments. In addition, Bright House Networks Enterprise Solutions provides advanced, fiber-based telecommunication services to key industry verticals in the mid- market and carrier segments, including cloud-based hosted voice, managed security, and cell backhaul to wireless carriers. The company is Cisco® Master Service Provider-certified under the Cisco Cloud and Managed Service Program, the first cable operator in the United States to achieve this designation. Bright House Networks also owns and operates exclusive, award-winning, local news and sports channels in its Florida markets. For more information about Bright House Networks, or our products and services, visit brighthouse.com.

Contacts:

Charter
Media:	Analysts:
Justin Venech	Stefan Anninger
203-905-7818	203-905-7955

Time Warner Cable
Media:	Analysts:
Susan Leepson	Tom Robey
212-364-8281	212-364-8218

Bright House Networks
Media:
Kimberly Maki
407-210-3177

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Charter Communications, Inc. (“Charter”), expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Charter and Time Warner Cable, Inc. (“Time Warner Cable”) that also constitutes a preliminary prospectus of Charter. After the registration statement is declared effective Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Charter and Time Warner Cable and the proposed transaction between Bright House and Charter, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Charter’s, Time Warner Cable’s and Bright House’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; Charter’s ability to achieve the synergies and value creation contemplated by the proposed transactions; Charter’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Charter’s and Time Warner Cable’s respective filings with the SEC, including Charter’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Charter and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Participants in the Solicitation

Bright House Networks, LLC (“Bright House”) and its directors and certain of its executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Bright House will be contained in the proxy statement/prospectus regarding the proposed transactions when it becomes available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.